                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No.      2    )*
                                         ----------



                            CHANCELLOR CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 1588 28 10 3
- --------------------------------------------------------------------------------
                                (CUSIP Number)
         Stephen G. Morison, Vice Chairman and Chief Executive Officer
    Chancellor Corporation, 745 Atlantic Avenue, Boston, Massachusetts 02111
                                (617) 728-8500
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 12, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                              Page 1 of 14 Pages

                                  SCHEDULE 13D
- -------------------------------------     --------------------------------------
CUSIP No.    1588   28   10   3             Page      2      of    14     Pages
           -------------------------              ----------    ---------
- -------------------------------------     --------------------------------------
- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Stephen G. Morison
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [ ]
- --------------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                      [ ]
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.
- --------------------------------------------------------------------------------
                     7      SOLE VOTING POWER
    NUMBER OF               984,812
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       8      SHARED VOTING POWER
    OWNED BY                --0--
      EACH           -----------------------------------------------------------
   REPORTING         9      SOLE DISPOSITIVE POWER
     PERSON                 984,812
      WITH           -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            --0--
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     984,812
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.0%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                              Page 2 of 14 Pages

                                  SCHEDULE 13D

- -------------------------------------      -------------------------------------
CUSIP No.    1588   28   10   3             Page      3      of    14     Pages
           -------------------------              ----------    ---------
- -------------------------------------      -------------------------------------
- --------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Bruce M. Dayton
- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [ ]
- --------------------------------------------------------------------------------
3       SEC USE ONLY
- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        PF
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                             [ ]
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.
- --------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
    NUMBER OF                46,321
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       8       SHARED VOTING POWER
    OWNED BY                 --0--
      EACH           -----------------------------------------------------------
   REPORTING         9       SOLE DISPOSITIVE POWER
     PERSON                  46,321
      WITH           -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             --0--
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        46,321
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.5%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                              Page 3 of 14 Pages

                                  SCHEDULE 13D

- ------------------------------------       ------------------------------------
CUSIP No.    1588   28   10   3             Page      4      of    14     Pages
           ------------------------               ----------    ---------
- ------------------------------------       ------------------------------------
- --------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Thomas W. Killilea
- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [ ]
- --------------------------------------------------------------------------------
3       SEC USE ONLY
- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        PF
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                             [ ]
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.
- --------------------------------------------------------------------------------
                     7      SOLE VOTING POWER
    NUMBER OF               175,375
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       8      SHARED VOTING POWER
    OWNED BY                --0--
      EACH           -----------------------------------------------------------
   REPORTING         9      SOLE DISPOSITIVE POWER
     PERSON                 175,375
      WITH           -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            --0--
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        175,375
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.7%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                              Page 4 of 14 Pages

                                  SCHEDULE 13D

- -------------------------------------      -------------------------------------
CUSIP No.    1588   28   10   3             Page      5      of    14     Pages
           -------------------------              ----------    ---------
- -------------------------------------      -------------------------------------
- --------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Richard D. Rizzo
- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                   (b) [ ]
- --------------------------------------------------------------------------------
3       SEC USE ONLY
- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        PF
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                             [ ]
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.
- --------------------------------------------------------------------------------
                     7      SOLE VOTING POWER
    NUMBER OF               27,000
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       8      SHARED VOTING POWER
    OWNED BY                2,585,989 (only as to matters other than
      EACH                  election of directors)
   REPORTING         -----------------------------------------------------------
     PERSON          9      SOLE DISPOSITIVE POWER
      WITH                  27,000
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            --0--
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,612,989
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.7%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                              Page 5 of 14 Pages

     This amended statement is being filed jointly by the persons named in Item 2 below (including Richard D. Rizzo, a new director who is being added by amendment hereto as of April 12, 1996, and Bruce M. Dayton and Thomas W. Killilea, who will cease to be reporting persons after the filing of this amendment) who are directors of Chancellor Corporation. Such persons, although filing jointly, had voting power over certain shares of stock only in their capacity as directors and do not acknowledge that they constitute a "group" within the meaning of Rule 13d-1 under the Securities Exchange Act of 1934 (the "Exchange Act").

Item 1.  Security and Issuer.
         -------------------

     (a) The name of the subject company is Chancellor Corporation, a Massachusetts corporation (the "Company"). The address of its principal executive offices is 745 Atlantic Avenue, Boston, Massachusetts 02111.

     (b) The class of securities to which this statement relates is the Common Stock, $.01 par value per share, of the Company.

Item 2.  Identity and Background.
         -----------------------

     (a)-(c) The name and address of each person who is filing this statement (a "Reporting Person"), together with his title with the Company and principal occupation, are as follows:


Name and Address       Title with Company   Principal Occupation
- ---------------------  ------------------  -----------------------

Stephen G. Morison     President, Chief    Chief Executive Officer
745 Atlantic Avenue    Executive Officer   of the Company
Boston, MA  02111      and a Director

Bruce M. Dayton        Director            Senior Financial
745 Atlantic Avenue                        Consultant, Wingate
Boston, MA  02111                          Group of Companies

Thomas W. Killilea     Director            Senior Vice President,
745 Atlantic Avenue                        Oppenheimer & Co.
Boston, MA  02111

Richard D. Rizzo       Director            Principal, The Andover
12 Algonquin Avenue                        Capital Group, Inc.
Andover, MA  01810

     (d)-(e) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

                               Page 6 of 14 Pages
subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each Reporting Person is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Substantially all of the shares beneficially owned by Mr. Morison are
(i) shares awarded to him as an employee benefit or (ii) unexercised stock options shares over which he has voting power under a voting agreement. Mr. Morison paid no cash or other property for these shares. For a total of 173,312 shares owned outright by him, Mr. Morison paid a total of $24,100 in cash. Such amounts came from personal funds. If and when Mr. Morison exercises outstanding stock options, he would expect to use personal funds.

     Likewise, all of Mr. Rizzo's beneficially owned shares are option shares or shares over which he has voting power, with respect to which he has paid no cash or other property. Mr. Rizzo owns no shares outright and has not paid any amount for shares.

Item 4.  Purpose of Transaction.
         ----------------------

     The Company has awarded shares to Mr. Morison and stock options to all three Reporting Persons and to other employees and directors of the Company from time to time in recognition of their services to the Company, as an incentive to their future efforts and as an inducement for them to remain in the Company's employment or to serve as directors.

     The Company entered into the Voting Agreement dated as of April 12, 1996 that is described in Item 6 below (the "Long-Term Voting Agreement") and its predecessor Interim Voting Agreement dated July 25, 1996 (the "Interim Voting Agreement") in order to provide for a mutually satisfactory set of arrangements for the election of directors and governance of the Company among its largest stockholder, Vestex Capital Corporation (together with its affiliates, "Vestex"), and its directors. The manner in which the shares covered by the Voting Agreement are to be voted is among the matters specified in such Agreement. This includes the election as directors of five persons designated by the Company's incumbent directors (other than affiliates of Vestex) or their successors (currently, the four Reporting Persons) and Mr. Rizzo's right individually to vote certain shares that are subject to the agreement in regard to matters other than the election of directors. These voting rights have been agreed upon in order to provide Company management and outside directors with a greater voice in the governance of the Company after Vestex's investment in the Company than they would have if there were no contractual provisions regarding the voting of Vestex's shares.


                              Page 7 of 14 Pages

     As heretofore reported by the Company, at the time the Interim Agreement was signed Vestex had subscribed to purchase from the Company 5,000,000 shares of convertible preferred stock in December 1995, following which purchase Vestex would have held a majority of the Company's outstanding shares. The voting of such shares, together with those beneficially owned by Mr. Morison, would thereafter have been governed by a new long-term voting agreement. However, on September 25, 1995 Vestex defaulted in its obligations to the Company, and voting power over Vestex's 1,600,000 shares of Common Stock was therefore been transferred to the Reporting Persons pursuant to the terms of the Interim Agreement.

     On April 12, 1996 the Company entered into a revised recapitalization and stock purchase agreement with Vestex and issued 5,000,000 shares of Series AA Convertible Preferred Stock to Vestex. Concurrently, the parties entered into the Long-Term Voting Agreement in substitution for the Interim Voting Agreement.

     The Reporting Persons have no plans at present relating to (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company (except that the Company is currently conducting a private offering of up to 4,000,000 shares of its Common Stock to certain private investors who are unaffiliated with the Company, the Reporting Persons and Vestex), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except for the right of each of (i) Vestex and (ii) the Reporting Persons to nominate, pursuant to the provisions of the Voting Agreement, one additional person to serve as a director of the Company and to nominate successors to certain directors); (e) any material change in the present capitalization (apart from the ongoing private offering of Common Stock) or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person,
(h) causing any class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or
(j) any action similar to any of those enumerated above.


                               Page 8 of 14 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) Each Reporting Person beneficially owns the following numbers of shares, following the issuance on April 12, 1996 of the 5,000,000 shares of Series AA Convertible Preferred Stock to Vestex and the transfer on April 12, 1996 of voting power as to matters other than the election of directors over 1,600,000 shares owned by Vestex from the Reporting Persons (subject to the terms of the Interim Voting Agreement) to Vestex (subject to the terms of the Long-Term Voting Agreement) and the transfer on April 12, 1996 of voting power as to matters other than the election of directors over 2,585,989 shares of Series AA Convertible Preferred Stock owned by Vestex to Mr. Rizzo (subject to the terms of the Long-Term Voting Agreement):


   Number                         Nature of                    Percentage
  of Shares                  Beneficial Ownership              of Class(1)
  ---------                  --------------------              -----------
                                                                     Pro
                                 Mr. Morison                Actual  Forma(2)
                                 -----------                ------  --------
    549,312                  Owned outright                  5.0%     3.8%

    435,500                  Stock options exercisable
                             within 60 days hereafter        4.0%     3.0%
  ---------                                                 ------  --------
    984,812                  Total                           9.0%     6.8%

                                 Mr. Dayton
                                 ----------

     38,821                  Owned outright                  *        *

      7,500                  Stock options exercisable
                             within 60 days hereafter        *        *

  ---------                                                 ------  --------
     46,321                  Total                           *        *


                                Mr. Killilea
                                ------------

    125,375                  Owned outright                  1.2%     *

     50,000                  Stock options exercisable
                             within 60 days hereafter        *
 ----------                  *                              ------  --------
    175,375                  Total                           1.7%     1.2%


                              Page 9 of 14 Pages

                                  Mr. Rizzo
                                  ---------
          0                  Owned outright

     27,000                  Stock options exercisable
                             within 60 days hereafter        *        *

  2,585,989 (3)              Shares over which this         25.4%     7.1%
                             Reporting Person has
                             voting power as to matters
                             other than the election
                             of directors
  ---------                                                 ------    -------
  2,612,989 (3)              Total                          25.7%     7.4%

- ----------------------------------
*    Less than 1% of such shares

(1) Certain of the above percentages differ from each other because Securities and Exchange Commission rules require each individual's option shares to be separately included in the calculation of shares outstanding when expressing such individual's beneficial ownership in percentage terms.

(2) Giving effect to the issuance and sale of an additional 4,000,000 shares of Common Stock that are currently being offered by the Company in a private placement, as if such shares had been issued and outstanding on April 12, 1996.

(3) Subject to reduction to 1,001,989 shares and 1,028,989 shares, respectively, if all such 4,000,000 additional shares of Common Stock are sold.

     (b) Messrs. Morison, Dayton, Killilea and Rizzo have sole power to vote and to dispose of 984,812, 46,322, 175,375 and 27,000 shares set forth below their respective names (including shares which they may acquire through exercise of stock options). Mr. Rizzo has sole power to vote a total of 2,585,989 shares on all matters other than the election of directors, but has no power to dispose of such shares and no economic interest therein.

     (c) The Reporting Persons effected the following transactions in or relating to the Company's Common Stock during the past 60 days:

         (i) On April 12, 1996 Vestex purchased from the Company 5,000,000 shares of Series AA Convertible Preferred Stock;

        (ii) On April 12, 1996 the Reporting Persons ceased to have shared voting power with respect to the 1,600,000 shares


                              Page 10 of 14 Pages
owned by Vestex and 650,239 shares owned by certain employees; and

       (iii) On April 12 1996, Mr. Rizzo acquired voting power as to matters other than the election of directors with respect to 2,427,589 shares owned by Vestex.

     (d) The Reporting Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any shares referred to above.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

Interim Voting Agreement
- ------------------------

     The Company, Vestex, the Reporting Persons and the Company's employees entered into the Interim Voting Agreement on July 25, 1995. Pursuant to the Interim Voting Agreement, for so long as Mr. Morison was an officer or director of the Company following Vestex's default in its payment obligations to the Company (but in no event later than July 31, 2000), the employees agreed (a) to vote the subject shares for the election as directors of the nominees of the Company's continuing directors other than nominees of Vestex ("Continuing Directors") and (b) in other matters, to vote the subject shares as directed by Mr. Morison. Vestex agreed that, in the event that it defaulted in its obligation to purchase preferred stock from the Company, the Reporting Persons and Mr. Morison would assume similar voting control over the Common Stock owned by Vestex, and between September 25, 1995 and April 12, 1996 they did so.

Long-Term Voting Agreement
- --------------------------

     The Long-Term Voting Agreement provides for the election of a Board of seven Directors, two of whom will be nominated by Vestex and five of whom will be Continuing Directors subject to election by the stockholders other than Vestex ("Minority Stockholders"). The Long-Term Voting Agreement also requires that, until April 12, 1998, certain issuances of stock, mergers, charter and by-law amendments and other transactions, in which Vestex has an interest which conflicts with or is distinct from that of the Company, will be subject to approval by the Continuing Directors or the Minority Stockholders ("Minority Approval").

     The Long-Term Voting Agreement also provides that Mr. Rizzo, a new Continuing Director (or a successor jointly appointed by Vestex and the Company, or, failing such appointment, a successor selected by the Board of Directors of the Company) will be

                              Page 11 of 14 Pages
authorized to vote, in accordance with all applicable requirements of the Long-Term Voting Agreement and otherwise at his discretion, that number of shares owned by Vestex which from time to time exceed 39.6% of all shares of capital stock of the Company then outstanding.

     The Interim Voting Agreement has been superseded in its entirety by the Long-Term Voting Agreement.

     Continuing Directors.  Stephen G. Morison, Bruce M. Dayton, Thomas W.
     --------------------
Killilea and Richard D. Rizzo will be the four initial Continuing Directors.
Mr. Morison will be subject to re-election in 1996 and 1998, Mr. Rizzo in 1997 and 2000 and Messrs. Dayton and Killilea in 1996 and 1999. The Long-Term Voting Agreement provides that, at all elections of directors prior to the Annual Meeting of Stockholders to be held in the year 2001, the Company will nominate each of the initial Continuing Directors for re-election or, if any such Continuing Director does not choose to stand for re-election, a nominee designated by a majority of the Continuing Directors then in office. Vestex has agreed to vote all of its outstanding stock in favor of such nominees if they are unopposed. If any such nominee is opposed, Vestex will vote all of its outstanding stock in favor of the candidate who receives a plurality of the votes cast by the Minority Stockholders. Vacancies which occur among the Continuing Directors will be filled as designated by the remaining Continuing Directors.

     Minority Approval.  Until April 12, 1998, the following types of
     -----------------
transactions will be subject to approval by either a majority of the Continuing Directors then in office or the holders of a majority of the shares of common stock held by Minority Stockholders: (i) any issuance or transfer by the Company of any stock or other securities of the Company to Vestex (other than the issuance of common stock pursuant to the conversion of Series AA Convertible Preferred Stock), (ii) any merger, consolidation or sale of assets involving the Company and Vestex, (iii) any action taken by the Company which results in a going private transaction subject to Rule 13e-3 under the Securities Exchange Act of 1934, or (iv) the payment to Vestex of any fee or other similar type of benefit (other than as contemplated in the Recapitalization Agreement, as amended by the Amendment and a related consulting agreement). Vestex has agreed not to attempt to commence or effect any of such transactions without first obtaining the necessary approval. The foregoing does not apply to any transaction in which Vestex does not have a conflict of interest, such as the issuance of securities to an unrelated purchaser (notwithstanding that Vestex would be entitled to receive a fee in connection with such transaction).

     The foregoing summary is qualified by reference to the Long-Term Voting Agreement, a copy of which is set forth as Exhibit 6 hereto.

                              Page 12 of 14 Pages

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     The following documents have been heretofore filed as Exhibits to this statement, or are being filed herewith:

     Exhibit        Description
     -------        -----------

        1.* Amendment No. 3 to Recapitalization and Stock Purchase Agreement dated as of July 14, 1995 among the Company, Bruncor, Inc. and Vestex.

        2.* Interim Voting Agreement dated as of July 25 among the Company, Vestex, Stephen G. Morison and the Company's other Employees.

        3.* Form of contemplated long-term voting Agreement among the Company, Vestex, Steven G. Morison, Bruce M. Dayton and Thomas W. Killilea.

        4.*         Schedule 13D Agreement

        5.** Amendment No. 4 to Recapitalization and Stock Purchase Agreement dated as of April 12, 1996.

        6.** Voting Agreement dated as of April 12, 1996 among the Company, Vestex Corporation, Vestex Capital Corporation, Messrs. Morison, Dayton, Killilea and Richard D. Rizzo.

        7.**        Amended Schedule 13D Agreement




*   Heretofore filed.
**  Filed herewith.



                              Page 13 of 14 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 12, 1996               /s/Stephen G. Morison
                                   -----------------------
                                    Stephen G. Morison
                                   -----------------------
                                         Print Name


Date:  April 12, 1996
                                    /s/Bruce M. Dayton
                                   -----------------------
                                       Bruce M. Dayton
                                   -----------------------
                                         Print Name

Date:  April 12, 1996
                                    /s/Thomas W. Killilea
                                   -----------------------
                                       Thomas W. Killilea
                                   -----------------------
                                         Print Name

Date:  April 12, 1996
                                    /s/Richard D. Rizzo
                                   -----------------------
                                       Richard D. Rizzo
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                                         Print Name



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